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                         CROSS MEDIA MARKETING CORP.
                                    [LOGO]


                                      Filed by Cross Media Marketing Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 And deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934


                                              Subject Company: LifeMinders, Inc.
                                                   Commission File No: 000-28133


FOR:     CROSS MEDIA MARKETING CORPORATION
CONTACT: HEIDI ELIZABETH CARENS
         212.457.1167
         hcarens@xmmcorp.com

FOR:     LIFEMINDERS, INC.
CONTACT: ALLISON ABRAHAM
         703.885.1315
         aabraham@lifeminders.com



        CROSS MEDIA MARKETING REVISES TERMS OF LIFEMINDERS' ACQUISITION; REDUCES DILUTION TO XMM STOCKHOLDERS AND INCREASES CASH TO LFMN STOCKHOLDERS

                           --------------------------

                    VOTING AGREEMENTS FROM LFMN STOCKHOLDERS


NEW YORK, NY - AUGUST 21, 2001 (Business Wire) Cross Media Marketing Corporation (AMEX: XMM), a leading technology-driven marketing company, announced today that it has revised the terms under which it proposes to acquire LifeMinders, Inc. (NASDAQ: LFMN), an online direct marketer. Ronald Altbach, Cross Media's Chairman and Chief Executive Officer, and Jonathan Bulkeley, Chairman and Chief Executive Officer of LifeMinders, made the joint announcement.

Under the revised terms, which have been approved by both companies' Boards of Directors, Cross Media has increased the total cash available for payment to LifeMinders' stockholders from $12.1 million to $24.0 million and has increased the stock exchange ratio from approximately 1.23 to approximately 1.29 shares of Cross Media common stock for each share of LifeMinders common stock exchanged for Cross Media stock in the transaction, while simultaneously decreasing the number of Cross Media shares issuable in the transaction by up to 4 million, reducing dilution by up to approximately 13%.
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Consistent with the previously announced structure, each LifeMinders stockholder will be able to elect to receive all cash, all stock or a mix of cash and stock, now approximately 33% and 67% of the merger consideration respectively, although the aggregate cash consideration paid to the LifeMinders stockholders in the merger will not exceed $24.0 million plus a portion of the cash proceeds, if any, received by LifeMinders from the exercise of certain options before the closing of the merger. If the cash elections exceed that amount, those LifeMinders stockholders electing all cash will receive a mix of cash and stock. Any LifeMinders stockholder who does not make a valid election will receive all stock. The total consideration is subject to a reduction of up to $1,750,000 if LifeMinders' net cash and cash equivalents at August 31, 2001 are less than $49.0 million.

"These new terms create for LifeMinders stockholders an opportunity for significantly more liquidity," stated Mr. Bulkeley. "To date, LifeMinders stockholders have already executed voting agreements in support of the merger as to approximately 25% of LifeMinders outstanding shares."


"Under the revised terms of the merger, Cross Media Marketing stockholders will likely experience significantly less dilution," said Mr. Altbach. "Cross Media and LifeMinders teams have already begun to plan post-merger utilization of the LifeMinders technology platform and 20 million membership base in Cross Media's marketing activities. We are extremely enthusiastic about the merger of the two cultures and believe strongly in our ability to monetize the Lifeminders assets to support our significant growth, commitment to earnings and shareholder value. In addition, the substantial cash remaining in the company following the merger will enable us to implement our plans for additional strategic acquisitions more expediently."

The merger, subject to customary closing conditions, is anticipated to close in the fourth quarter of 2001. Robertson Stephens, Inc. served as financial advisor to Cross Media Marketing on this transaction. The Board of Directors of LifeMinders was advised by Legg Mason Wood Walker Incorporated.

About Cross Media Marketing Corporation

Cross Media Marketing Corporation is a leading technology-driven marketing company engaged in sophisticated targeted marketing on a global basis utilizing multiple direct marketing channels including email, voice, direct mail, interactive voice response and Internet with its proprietary X-ID(TM) profiling technology, resulting in a multi-dimensional marketing platform. Cross Media Marketing seeks to achieve revenue growth and earnings leverage by cross marketing a broad array of products and services, including membership services and high-end bundled periodicals, through multiple channels to an expanding multi-million customer base utilizing state-of-the-art direct marketing strategies. Through Cross Media Marketing's voice-driven customer acquisition programs, Cross Media Marketing contacts and retains critical data on more than thirteen million persons annually. The Company continues to exploit its expansive database in other technology-

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driven marketing channels, facilitating additional e-commerce transactions to increase revenues while concurrently lowering costs and increasing margins. For more information about Cross Media Marketing, visit the Investor Relations section of www.xmmcorp.com or email investor-relations@xmmcorp.com.

About LifeMinders, Inc.

LifeMinders, Inc. is an online direct marketer that serves millions of members by sending highly personalized e-mail messages based on consumers' interests. These targeted messages are developed from detailed member profiles that are obtained during the permission-based registration process. LifeMinders, Inc, LifeMinders.com and the LifeMinders logo are registered trademarks of LifeMinders, Inc (WWW.LIFEMINDERS.COM). For more information about LifeMinders, visit the Investor Relations section of www.lifeminders.com or email aabraham@lifeminders.com.

ADDITIONAL INFORMATION

In connection with the merger, Cross Media and LifeMinders will be filing a joint proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders of both Cross Media Marketing and LifeMinders are invited to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available. Cross Media Marketing and LifeMinders expect to mail a joint proxy statement/prospectus about the transaction to their respective stockholders. Investors and security holders may obtain a copy of the joint proxy statement/prospectus (when available) and other documents filed by the companies free of charge from the Securities and Exchange Commission's web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Cross Media Marketing or LifeMinders free of charge by directing such requests to the respective addresses listed above.

LifeMinders and its officers and directors may be deemed to be participants in the solicitation of proxies from LifeMinders' stockholders with respect to the approval of the transactions contemplated by the agreement. Information regarding such officers and directors will be set forth in the joint proxy statement/prospectus.

Cross Media Marketing and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Cross Media Marketing with respect to the approval of the transactions contemplated by the agreement. Information regarding such officers and directors will be set forth in the joint proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

THIS ANNOUNCEMENT CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES INCLUDING THE ABILITY TO SUCCESSFULLY INTEGRATE CROSS MEDIA AND LIFEMINDERS, AND TO REALIZE THE SYNERGIES AND OTHER PERCEIVED ADVANTAGES RESULTING FROM THIS ACQUISITION, INCLUDING CROSS MEDIA'S ABILITY TO GROW THE COMBINED BUSINESSES AND TO ACHIEVE





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EXPECTATIONS FOR ANTICIPATED FINANCIAL RESULTS BASED ON THE COMBINED ENTITIES.
MORE INFORMATION ABOUT POTENTIAL FACTORS THAT COULD EFFECT CROSS MEDIA'S ABILITY TO MAKE THIS ACQUISITION SUCCESSFUL WILL BE INCLUDED IN CROSS MEDIA'S REGISTRATION STATEMENT ON FORM S-4 TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. ADDITIONALLY, CERTAIN STATEMENTS CONTAINED HEREIN AND IN THE INFORMATION POSTED ON THE WEBSITES OF CROSS MEDIA MARKETING AND LIFEMINDERS THAT ARE NOT BASED ON HISTORICAL FACT ARE "'FORWARD LOOKING STATEMENTS'" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. CROSS MEDIA MARKETING CORPORATION AND LIFEMINDERS INTEND THAT SUCH FORWARD-LOOKING STATEMENTS BE SUBJECT TO THE SAFE HARBOR CREATED THEREBY. THESE FORWARD-LOOKING STATEMENTS REGARD THE REVENUES, EARNINGS, LIQUIDITY, FINANCIAL CONDITION, AND ABILITY TO EXPLOIT ITS DATABASE AND CERTAIN TECHNOLOGICAL INNOVATIONS AND CERTAIN OPERATIONAL MATTERS OF CROSS MEDIA MARKETING AND LIFEMINDERS. SUCH FORWARD-LOOKING STATEMENTS ARE BASED ON CURRENT EXPECTATIONS OF MANAGEMENT BUT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS COULD DIFFER MATERIALLY FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS PROJECTED IN, OR IMPLIED BY, SUCH FORWARD-LOOKING STATEMENTS AS A RESULT OF RISK FACTORS. THESE FACTORS ARE DESCRIBED IN DETAIL IN EACH OF THE COMPANY'S RESPECTIVE FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING, WHERE APPLICABLE, THEIR MOST RECENT FILINGS ON FORM 10-K OR 10-KSB, 10-Q OR 10-QSB, AND 8-K, AND THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED AS DESCRIBED ABOVE. LIFEMINDERS' AND CROSS MEDIA MARKETING'S FILINGS WITH THE SEC ARE AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC FREE OF CHARGE AT HTTP://WWW.SEC.GOV. NEITHER CROSS MEDIA MARKETING NOR LIFEMINDERS ASSUMES ANY RESPONSIBILITY TO UPDATE THE INFORMATION INCLUDED IN THIS PRESS RELEASE OR ON ITS WEBSITE, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.